Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

(Commission File No.: 001-16095)

The following is a transcript from an Aetna town hall:

CHS Gary Loveman Town Hall 2017-12-07

[ 00:00:00 ]

[Music; scene set up]

[ 00:12:55 ]	gary loveman

Good afternoon, everyone, and thank you for joining me for this video conference. Let me apologize in advance that today’s discussion is a bit more formal than I would normally like, and unfortunately, you’re going to get stuck listening to me speak for the next 30 minutes or so since we do not have the capacity to have an interactive session. We will have interactive sessions in the near future where there’ll be plenty of opportunity for us to engage in a more lively way, so please bear with me today as I say a few words about the CVS-Aetna combination and then talk a little bit about the questions that many of you have been kind enough to send 00:13:30 in in advance of today’s session.

A number of years ago, when I was chairman and CEO of Caesar’s, I was the chairman of the Business Roundtable Committee on Healthcare Reform, and in the spirit of a small world, Larry Merlo was my Vice Chairman. You know, we worked together to lead that committee. I got a call from him one evening to tell me that CVS had made the decision to discontinue the sale of tobacco products and they did so because they felt that being a health company was inconsistent with the 00:14:00 sale of tobacco products. It was a bold move. Of course, it cost them a tremendous amount of revenue and some level of profitability, and their principle competitor has, even today, remained in the tobacco business. I tell you this story simply because it’s indicative of the strategic position that CVS has long been in pursuit of and explains, in part, the evolution of what has led us today to the combination of our company and theirs.

00:14:30 Let me say a word or two about what sits behind this, then we’ll go through a few of the formalities about the deal. First, I guess I am beholding here, at the outset, according to my legal colleagues, to let you look at a few pages of, I guess, warnings or caveats about the nature of this discussion. I think the rest of it is well known to you, but we’ll just spend a minute and go through it.

[Pause]

00:15:44 So let’s turn, then, if we can, to the first of the substantive slides, which shows that the combination of CVS Health and Aetna is, indeed, an historic combination. It’s the first of its kind, combining a health insurer on the one hand, and a health company like Aetna with a retail pharmacy 00:16:00 and PBM operator on the other in a vertically integrated combination. It creates not only a unique combination of services available to customers and members, but it also creates a company of tremendous resources that can be deployed to improve the health of our members.

If you turn to the second substantive slide, it is focused on consumer-centered health. The idea here is that we improve the quality of health enjoyed by our members. 00:16:30 This is a theme you’ve heard from me repeatedly, where we look to estimate the difference between our members’ current state of health and the state of health available to similarly situated people who are adhering to best medical practice, and we take upon ourselves an effort to try to move them in the direction of improved health consistent with what is available to them. The addition of the CVS retail footprint and the type of clinical hubs that I’ll describe to you in a moment, and also all of the other clinical 00:17:00 resources that CVS has put together over the years makes the prospects for achieving this goal for the improvement in the health of our members, substantially greater, and I think really changes the game in a fundamental way, as many of you have read in the coverage of this deal.

If you turn to the third slide, this one is familiar to you. We are interested in understanding at Aetna the ambitions of our members, what it is, for example, as they turn to 2018, they have in mind accomplishing for their 00:17:30 health, and we want to estimate, as rigorously as we can, the opportunity that exists to move them toward the level of improved health that they seek. The benefit of this formal analysis is that it provides a budget. It indicates to us just how much more effective we could be in the pursuit of their health and the resources one could save, in the attainment of that health, and therefore, tells us what’s available to us to help them pursue it. So, for example, in some work that’s been done by Ali Keshavarz’ 00:18:00 group, you know, our analytics team, one can estimate the difference between a non-adherent type 2 diabetic of a given sort and those who are more adherent but otherwise similar, and we can establish a budget as a result of that, of anywhere from several hundred to a few thousand dollars a quarter, that would be available to be profitably deployed to help the member improve their health. One could imagine that might be applied to logistical support, education, 00:18:30 personal intervention of one of our new care teams, or any number of other mechanisms that could be use to move a less adherent type 2 diabetic toward the more favorable conditions of the more adherent similarly situated type 2 diabetic. To get to that end, if you look to the right, we need an integrated care delivery system that includes digital tools, it includes some use of telephonic tools, certainly includes personal interaction with the member and our clinical staff, 00:19:00 and whatever combination thereof turns out to be most useful in the member’s life in moving them in the right direction. Of course, the transformational benefit of having 9700 retail locations that are within three miles of 70 percent of the American population is that we now have a distribution system in person where folks are already making a number of visits per week, in fact, 5 million Americans visit a CVS location every day, to access our members 00:19:30 in a face-to-face fashion and to begin to enhance their health.

So, let me turn then, to the final of these slides, which is, you could imagine, are relatively general in their nature at this point, which suggests that this combination revolutionizes the consumer healthcare experience, and I do want to dwell on this for a minute to describe what we have in mind.

As Mark Bertolini and I and many of you have talked about how we can enhance the healthcare experience of our members, we have increasingly focused on the need 00:20:00 to try to focus care in the home and around the home and community life of our members and make access to costly formal facilities necessary only in the most demanding of circumstances. So if we can keep folks adherent, if we can do preventive care well, if we can keep a sustained conversation between our clinicians and our members active, we could prevent an awful lot of need for more acute care circumstances, and 00:20:30 certainly for things like readmissions to more acute care circumstances.

The challenge for us has been to do that as a health insurer under a traditional system is difficult. We don’t have a lot of local interaction with our members, except in certain cases like Medicaid. Much of it is attempted through telephonic means, and that is a tough row to hoe, particularly as people become less and less engaged telephonically. When the process of deploying digital tools that will certainly help, 00:21:00 but there’s no substitute for having face-to-face contact with our members, in a place that they are already frequently visiting, to be able to engage in discussions, to build trust and relationships, and enhance the likelihood that we can help our members in pursuit of their best health, and that’s really the principle idea here.

So think about the opportunity for advancement of health is falling broadly into two buckets. The first is, we can take existing services that are being obtained by our members in more formal facilities, like hospitals, professional practice offices and the like, and we can move some of that to the less costly, more convenient, more accessible retail clinic concept that would exist within a substantial portion of the CVS locations. That generates a very substantial benefit to the parties by reducing costs of existing services, and you might imagine some primary care services, 00:22:00 things like your kids’ camp physicals and their pre-school physicals, traditional follow up services that could be handled in these settings and, then add to that, blood draws, potentially infusion services. You can imagine audiology services, which are increasingly active in the CVS network, and optical services. So there’s a whole range of things that one might consider for one’s health improvement that could take place in these stores.

Now, 00:22:30 you might ask where is this going to happen, and how does this compare to the current minute clinic offered? I – I would guess virtually all of us have been in CVS stores frequently. I certainly have, and we pass by the minute clinic [unintelligible]. This is not the model that we see for the future of the delivery of care that I’ve just described to you. Imagine, instead, that you walk into a CVS store and a very substantial portion of the front of the store is now devoted to healthcare. So you might meet a concierge upon your arrival who 00:23:00 asks the nature of your visit, and if you’re there for any number of different healthcare services, he or she would guide you to a more private and much more professional healthcare setting that would occupy one significant portion of the store. If you were there for healthy food purchases, if you were there for beauty products, you might be there for what’s referred to as “clinical beauty products,” you might have over-the-counter health needs, then you would be guiding yourself, or 00:23:30 be guided to another portion of the store. The pharmacy, of course, would be there and would be easily accessible to you. There would be newly delivered audiology and optical services, and there, in many stores, might be a very differently presented durable medical equipment offering with folks there to help you purchase the right products and figure out how to use them most productively, for example, after an orthopedic surgery.

So the concept is very different than what you find in the stores today, and I 00:24:00 think would present a credible and inviting new kind of healthcare setting. I want to emphasize that this is not urgent care. This is not a place you go as a last resort when your preferred setting is closed, so it’s not something to go to simply because you’re alternative is the emergency room, although those services could be provided. This is intended to be a critical part of your ongoing healthcare delivery system that you would use consistently for a variety 00:24:30 of trusted services. You may, for example, go to your primary care physician for certain things and for things of a lesser demanding nature, be directed to the CVS to have those services fulfilled. You all know that a large portion of Americans do not have primary care physicians currently. The CVS offering might be ideally situated for such members.

The second big part of this story is the improved care for those with chronic illness who are currently suffering 00:25:00 health well below the standard available to them. These are folks who need more attention, they need more frequent contact than they currently receive from their physicians, they need someone who is seeking to understand what may stand in the way between their current situation and improved health, and through frequent contact and trust, be able to encourage them in the right direction using tools being developed by CH&S to be applied in this circumstance.

00:25:30 As you can imagine, the benefit of improved adherence for those with chronic illness is very, very substantial, measured in the many billions of dollars just for Aetna members alone. And then, of course, there would also be the collateral benefit of reduced readmissions and the ability to keep a lot of our members out of more costly procedures over time.

Now, of course, the focus would be on delivering these services to our members and our 00:26:00 friends in the health plan design piece of Aetna might begin to develop health plans that put a tremendous focus on the delivery of care through these systems. One could imagine, for example, that you would lessen the incidence of co-pays and deductibles for folks who went to receive their care in these settings. Prior authorization guidelines might be liberalized in these settings, as well, so that the absence of friction for use of these services could be a tremendous inducement, not only for use by members, but 00:26:30 also for many categories of plan sponsors who could find fulfillment of these types of services through a CVS health of a very attractive alternative.

So when you look at the combination of these two categories it’s a very exciting idea and something that we could not have done on our own. Now, add to that the addition of new services like blood draws, which are a source of very substantial unnecessary expense and inconvenience for our members, infusion services, 00:27:00 which CVS is already significantly in the business of providing through one of its subsidiaries, and potentially things as far reaching as physical therapy in certain cases. The creation of a clinical hub available to our members and members of other plans is really a transformational idea.

So that’s the thinking that sits behind this notion and it’s consistent with CVS’s leadership’s desire to increasingly be a healthcare company, to be CVS Health, as their 00:27:30 name suggests, and less and less in the business of health plus traditional, seasonal retail items and household goods and the like. As you’ve undoubtedly read, the productivity of their storefronts, devoted to these traditional retail items has gone down over time, making it easy for them to devote significant portions of the front of their stores to a different use, which would be the kinds of healthcare services that I’ve just tried to describe to you.

So that’s the vision of where we would 00:28:00 like to see this go. Many of your colleagues in CH&S have played an instrumental role in fashioning this idea and discussing it with our colleagues at CVS over the last several months, quantifying the benefit of the movement of folks from existing care providers into a network of this type, and over time the two teams have come to the view that this is a very powerful idea and, I have to say, I’ve been delighted, as I’ve read reaction to this 00:28:30 deal from our industry broadly, and by and large, people are quite taken with the idea and believe that, in an industry that desperately needs change, this is one of the most powerful notions that anyone has seen for doing so.

So the deal was announced on Monday. We begin a process of regulatory approval that is likely to take a few months, involves not only insurance regulatory approvals, but also anti-trust regulatory 00:29:00 approvals, and shareholder approvals for both companies.

In the meantime, over the course of the next few weeks, many of us will be working on how the two companies will come together.

CVS has announced that they intend to maintain the Aetna brand for health plan business, and may intend to operate the Aetna brand as largely an existing entity as a subsidiary under their corporate structure. They’ve suggested that they would like to maintain a large portion of the Aetna management team to continue to grow and develop the Aetna business, 00:30:30 and also to work on the transformation of the joint entity to deliver the kind of healthcare model that I’ve just described to you.

So for CH&S, specifically, and for Aetna, I think, more broadly, what this means is first, for the period between now and the closing of the deal, we put our heads down and continue to work on the delivery of care for our members and the cultivation of new capabilities that has engaged us up to this point. Businesses like PayFlex, 00:31:00 Active Health, the new digital tool, bswift and others are seen in very high regard and coveted by CVS and will, I am certain, be a part of the future as Aetna continues to provide services to its members and to sell to new members as we have done historically. The company has a very proud tradition in this regard, and we have every intention of continuing it.

With respect to our clinical staff, 00:31:30 this is a story about increasing rather substantially the clinical footprint of the combined company. So, for our nurses, our pharmacists, our physicians, I hope you, as I do, see this as a very bright future for the delivery of a new clinical care model. We have already moved in that direction, just at Aetna with the launch of the community care model under Dan Finke’s leadership, with the hiring of a substantial number of new nurses in Florida to begin 00:32:00 the local market delivery of a new care model. We envision the need for an increased number of clinical professionals to help us not only in the roll out of tools like that, and also the new Aetna One advocate model that David Werry [ph] is building, and Will Aiken [ph], but also for the cultivation of the new clinical hubs in the CVS stores which will become, I think, watched on a pilot, or a trial basis, in the relatively near future.

00:32:31 Let me turn now to many of the questions that you have posed in advance of this discussion and I’m going to try to answer them categorically rather than going through them one at a time. I’ve been asked about the future of telephonic clinical case management versus face to face and I will suggest two things in that regard. First, we will certainly continue to have telephonic case management. 00:34:00 You know that we are trying to establish face-to-face case management in cases where we feel that is the most appropriate mechanism. Once the face-to-face management has begun, however, the follow up management may morph in any one or more of a few directions. It may move to telephonic management, it may move to digital management, it may be multi-faceted and include in-person contact, some telephonic management, some digital management. 00:34:30 If you think about the opportunity provided by the health hub, imagine now that for a person that we’ve been reaching out to by phone, we now have a CVS location proximate to their home where they can come in and get some attention from a clinical professional. They might also then get logistical help and other services provided by phone. They might also get those services provided through our new digital product. So we will have a multi-faceted offering. 00:35:00 I am certain the telephonic involvement will continue to be important. It may go down a bit, it may go up a bit. My view is that the growth associated with the delivery of this service through membership growth and also through services we may sell to other health plans who find this model very appealing, is likely to lead to a considerable expansion in these services over time and, indeed, expansion and growth really is a central theme of this overall.

00:35:31 I’ve been asked about what is the plan for our nurses? Will they be in CVS locations in lieu of call centers? How will their roles differ for various levels of accredation [sic] for our nurses? I certainly do not have all the specifics for this, but I will say that there will be increased demand for nursing professionals to be in the clinical hubs of the CVS locations, and I am certain that we will turn to Aetna nurses as one privileged source of recruitment for that opportunity. 00:36:00 Second, we will have more and more nurses devoted to our community care program that will be in the local markets and we will continue to have our nurses devoted to telephonic care, as well. And I think that our nurses will have some choice as to what it is they would like to do and where it is they would like to do it, but the specifics of that remain to be seen.

A similar comment has to do with some specific questions around the work-at-home programs and other specifics of the Aetna regime 00:36:30 that really have not yet been contemplated as we are only a few days into the consummation of this deal. I’ve been asked about the need for pre-certifications and authorizations. Now, as you know, pre-certifications and authorizations are a complex notion. On the one hand, they’re a bit of a thorn in the side of some of our members and providers, at the same time, they serve a very important purpose of making sure that our members are getting the best clinical care they 00:37:00 can, and as I speak to so many of you that are involved in this, I want to make sure you recognize my appreciation for the nature of this work. I see instances reported to me through members and also through many of you virtually every day, of instances where your work has prevent unnecessary surgeries, has prevented potentially adverse drug interactions, and has made sure that our members are being treated in a way consistent with best medical practice. 00:37:31 So I think there is little doubt that pre-authorizations, pre-certifications will continue to be an important part of the type of care that we wish to administer with healthcare professionals on behalf of our members. How they are changed and how we go through the consideration of their application to specific care providers could well change, and might well change in particular for certain ranges of services provided through the health hubs themselves. 00:38:00 But we will certainly continue to be in the business of having pre-certifications and authorizations as part of the care for our members.

A series of questions have been asked about what will happen with CH&S product offerings and initiatives, including Aetna One Advocate, our exciting Apple watch, and Apple development collaboration, and various other application developments, what the effect on, for example, PayFlex and bswift, two terrific businesses of ours, and I think these are 00:38:30 really expedients to growth of all of these undertakings. Aetna One Advocate, the Apple watch program, they are tremendous admirers of PayFlex, which is running at a very high level of efficiency in showing the exciting potential for growth in the payments business and, of course, one of the jewels of our company, bswift, which is growing by leaps and bounds and really at the cutting edge of the buy, shop, and enroll process 00:39:00 for members of all different categories of insurance purchase, so I can tell you there’s tremendous excitement about this. One could imagine, that over time, we will be soliciting people who are in CVS locations to purchase certain types of insurance products or, for example, if they are employed by a plan sponsor, one might be able to make an informed decision about your plan selection during open enrollment with the help of a bswift 00:39:30 interaction as well as some concierge or clinical person who is in the CVS location who might be useful in guiding the individual through this choice. So I think these services are of tremendous interest to CVS and we will continue to invest in them and improve them as aggressively as we have up to this point.

I’ve been asked about IT investments planned for 2018. We had not yet settled on all of those, even before this deal was 00:40:00 announced. We have a process that will re-engage here shortly, between now and the holidays, to take a look at 2018 investments, many of which are IT investments. We will certainly make them, I think, at a rate consistent with what we had imagined prior to this transaction, and I think – and since those are very heavily concentrated in CH&S, of course, it’s my hope that we continue to make them at the pace that we had anticipated.

00:40:30 Now, finally, with respect to 00:43:30 the services provided by our pharmacy staff, first of all, let me say, again, how grateful I am to all of you for what you’ve done over the last several months. We’ve worked very diligently along patient safety and quality, and I think advanced our work to a level not seen in many other places in our industry, and I’m very proud of that and what you all have done to do it. You’ve risen to the occasion of a couple of hurricanes and some fires and a whole series of other natural disasters, and we have taken 00:44:00 excellent care of our members through that period due to your planning, your extra effort and flexibility in the process, and as we now begin to collect information about what’s happened during these extraordinary periods, at least so far it looks like everything has gone very, very well. So my hat’s off to everybody in our pharmacy for handling such a demanding 2017 so gracefully.

So, ladies and gentlemen, I’m going to conclude at that point, and I’ve been speaking to you now for over 30 minutes, and I apologize that we’ve been in this fashion where you’ve been stuck, worst of all, looking at me and then, second worse, listening to me for such a long time. 00:45:30 The next time we’re together we’ll have the opportunity to speak in a more interactive fashion.

Please feel free to raise any questions that remain on your mind, either directly to me or to any of my senior colleagues in the CH&S group, and we’ll do our very best to answer them in the confines of the various restrictions that were put before you in the small print at the outset of our session.

I want to end by saying that CH&S has had a terrific year. Whether you look at the score card of the performance of the groups I’m speaking to 00:46:00 this afternoon, whether you look at the level of innovation that has been generated by everyone on this call, if you measure it in terms of the quality of care and the impact that your work has had on the health and the lives of our members, I see it every day in anecdotes, in vignettes, and we see it in aggregate measures of healthcare cost and improved health of our members. It has been distinguished work. A lot has been asked of this group in 2017, 00:46:30 of course, exacerbated by all these natural disasters and other events that I described, but you have all really risen to the task. Now, many of us are parents. We’re very proud of the things that our children do and we spend a lot of time feeling good about their accomplishments and feeling good about them as a result, but it’s okay, too, at the end of the year like this, as we head into the holidays, to feel proud of your own accomplishments as a professional in a very important field, and to take 00:47:00 personal pride in what this group and what you individually have been able to do. I’m very grateful for it. I look forward to concluding 2017 successfully, as we have just a little more than three weeks to go, and position ourselves for an important launch to 2018. Many of the things we’ve all been working toward come into more fulfillment, more flowering fulfillment now in 2018. Aetna One Advocate will have its first members up and running. The Aetna digital tool, 00:47:30 now in various stages of testing, will go live with many of our members with portions of its functionality. The Community Care model will roll out with a fully new technology platform. PayFlex has just launched a new offering that’s off to a fantastic start and will continue to improve through 2018. The folks at bswift are rocking, signing up bigger and bigger clients and delivering improvements in their product every day, and so on. The quality 00:48:00 of care delivered by our clinical professionals has never been better. So 2018 is a year and, of course, how can I forget Dave Edelman and the various marketing folks. The look and feel of the company is completely different than it was a year ago. I think the company presents itself in a terrific fashion. Already people have really recognized the significant improvement and difference in the way we go to market, and you’ll see even more of that now as we turn into 2018.

So I think 2018 would have been an exciting year under any circumstances, and now, with the combination of CVS, add even more so.

Thanks everybody, and if I don’t speak to you, the happiest of holidays.

[ end of tape: 2017-0359 CHS Gary Loveman Town Hall 2017-12-07 [ 00:48:51 ]

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017 and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.